LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

ONE POST STREET, SUITE 575

SAN FRANCISCO, CALIFORNIA 94104

(415) 981-4844

FACSIMILE: (415) 981-4840

August 31, 2007

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 12, LLC
Pre-Effective Amendment No. 3 to
Registration Statement on Form S-1
SEC File No. 333-142034

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 3 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of August 24, 2007. The numbered paragraphs set forth below correspond to the numbered comments in your letter.

General

1. See the revised financial statements included at pages F-2 et seq.

Summary of the Offering

2. See the revisions under this caption.

Investment Objectives and Policies

Equipment Leasing Industry and Competition

3. The statistical information quoted from the annual industry summaries by the ELFF and the ELAF, the leasing and finance industry organizations, does not represent a report or opinion of an expert or counsel. The information represents the industry group’s compilation of statistical data published by the federal government and presented in the context of its industry summaries. Our statement in the prior response letter regarding public availability of this information was incorrect. This information is publicly available from the Equipment Leasing and Finance Foundation website at http://www.leasefoundation.org/Library/ and on the Equipment Leasing and Finance Association website at http://www.elfaonline.org/pub/pubs/ As such, this information should be deemed publicly available and does not constitute the use of a summary or portion of the report or opinion of an expert or counsel.

Prior Performance Summary

4. See the revisions under this caption.

Ms. Pamela A. Long

August 31, 2007

Federal Income Tax Consequences

Opinions of Derenthal & Dannhauser LLP

5. See the revisions under this caption.

6. See the revisions under this caption.

7. See the revision under this caption.

8. See the revision under this caption.

9. See the revision under this caption. Counsel believes the sole material federal income tax issue that it is incapable of opining upon is the issue of lease status.

Classification as a Partnership

10. See the revision under this caption.

Plan of Distribution

11. See the revision under this caption.

Exhibits

Exhibit 8.1 — Opinion regarding tax matters

12. See the revised tax opinion filed as Exhibit 8.1.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,
Paul J. Derenthal

cc:	Mr. Matt Franker
Mr. Nudrak Salik
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9368
Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.
Mr. Tullus Miller